REPUBLIC POWER GROUP LTD.

September 18, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Amendment No.6 to Registration Statement on Form F-1
Filed May 25, 2023
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated June 15, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 7 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 6 to Form F-1 filed May 25, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

1.	As previously requested in comment 7 of our letter dated April 19, 2022, please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, we updated our disclosure on page 44 of the Amended Registration Statement to clarify that the Company will be able to conduct planned operations using only currently available capital resources until March 31, 2024.

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

Revenues, page 48

2.	Clarify your disclosure to explain what you mean when you attribute the decline in revenue from fiscal year end 2022 vs. 2021 to the “productization of certain software products executed in the fiscal year of 2022”. Also, please revise the factors underlying the significant decline for all material components of your revenue. For example, we note that revenue from software development contracts are generally recognized over time and revenue from consulting and technical support services is recognized over the contract term. Please explain why, for the six month period ended December 31, 2022, you attributed the decrease in revenue to the fact that most of your software development projects are still “work in progress”.

Response: In response to Staff’s comment, we updated our disclosure on page 41 of the Amended Registration Statement to clarify the decrease in revenue for the six month period ended December 31, 2022. We have updated our disclosure on page 48 of the Amended Registration Statement to disclose the factors underlying the decline in our revenue for fiscal year ended June 30, 2022.

Business

Sales and Marketing, page 62

3.	We note that you have new operations in the Malaysian market. Please revise your disclosure regarding your intent to hire new sales consultants in Vietnam, Malaysia, and the rest of the Southeast Asia region. To the extent material, discuss any material effect of government regulations on your business in Malaysia. See Item 4.B of Form 20-F.

Response: In response to the Staff’s comment, we updated our disclosure on pages 62 and 66 of the Amended Registration Statement. For the six months ended March 31, 2023, we had customers in Malaysia for software development services and have not yet recognized any revenue from these contracts. If we are able to further expand our business in Malaysia in the future, we plan to then recruit sales consultant in Malaysia. As of the date of this response letter, we do not have any operating team, or sales consultant based in Vietnam or Malaysia or in any other countries in the Southeast Asia region. To the extent material, we have added disclosure of government regulations on our business in Malaysia on page 66 of the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC